ML



10031696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 51124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Partners Inc DBA AIG Growth Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 Flintlock Lane
(No. and Street)

Bell Canyon, CA 91307
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Knaical 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Ginasole, CPA
(Name – *if individual, state last, first, middle name*)

7522 13th Avenue, Brooklyn, NY 11228
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ML

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ground Partners Inc DBA TPB Ground Corp, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ ~~(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 7 day of August 20 10, by Jeffrey R Knakal, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature of Notary Public


JARRED TIBBETTS
COMM. #1794083
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 21, 2012

Growth Partners, Inc. d/b/a The Growth Group

Financial Statement

December 31, 2009

Growth Partners, Inc. d/b/a The Growth Group

For The Year Ended

December 31, 2009

Contents | Page

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

11 Penn Plaza 5th Floor
New York, NY 10001
(212) 946-4833
Fax: (212) 946-4736

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Growth Partners, Inc. d/b/a The Growth Group:

I have audited the accompanying statements of financial condition of Growth Partners, Inc. d/b/a The Growth Group as of December 31, 2009 and the related statements of income, cash flows and changes in financial position for the year then ended which is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Growth Partners, Inc. d/b/a The Growth Group as of December 31, 2008 were audited by other auditors whose report dated February 1, 2009 expressed an unqualified opinion on those statements.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Growth Partners, Inc. d/b/a The Growth Group at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

June 18, 2010



Growth Partners, Inc.
Statement of Financial Condition
As of December 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash in Bank	$ 9,518	$ 18,824
Total Current Assets	9,518	18,824
TOTAL ASSETS	$ 9,518	$ 18,824

-See Accountant's Audit Report and Financial Statements-

Growth Partners, Inc.
Statement of Financial Condition
As of December 31, 2009 and 2008

LIABILITIES AND STOCKHOLDERS EQUITY

	2009	2008
CURRENT LIABILITIES		
STOCKHOLDERS' EQUITY		
Paid in Excess	(418,023)	(418,023)
Owners Draw	2,163,851	1,838,851
Retained Earnings	(1,755,346)	(1,439,652)
Total Stockholders' Equity	9,518	18,824
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,518	$ 18,824

-See Accountant's Audit Report and Financial Statements-

Growth Partners, Inc. d/b/a The Growth Group
Statement of Income

	12 Months Ended December 31, 2009	12 Months Ended December 31, 2008
Sales		
Fees & Commissions	$ 458,371	$ 247,395
Total Sales	458,371	247,395
Cost of Sales		
Broker Fees	55,440	20,031
Hotel/Air/Travel	16,980	17,518
Research & Development	2,900	1,156
Total Cost of Sales	75,320	38,705
Gross Profit	383,051	208,690
Operating Expenses		
Advertising	324	450
Bank Charges	70	260
NASD/FINRA Fees	762	1,465
Medical Insurance	11,211	16,933
Office	11,619	4,581
Postage/Delivery	1,900	1,814
Professional Fees	3,000	3,000
Rent	20,250	20,000
Repair & Maintenance	4,391	11,826
Taxes Corp - State	2,396	3,527
Telephone	2,830	3,304
Utilities	8,604	8,400
Total Operating Expenses	67,357	75,560
Operating Income	315,694	133,130
Net Income	$ 315,694	$ 133,130

-See Accountant's Audit Report and Notes to Financial Statements

Growth Partners, Inc. d/b/a/ The Growth Group
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 315,695
Net Cash Provided By Operating Activities	315,695
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Owners Draw	(325,000)
Net Cash Provided By (Used In) Financing Activities	(325,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,305)
CASH AT BEGINNING OF PERIOD	18,824
CASH AT END OF PERIOD	$ 9,518

-See Accountant's Audit Report and Notes to Financial Statements

GROWTH PARTNERS, INC. d/b/a/ THE GROWTH GROUP

Statement of Changes in Stockholders Equity

	December 31, 2008	Changes	December 31, 2009
Paid in Capital	418,023	0	418,023
Retained Earnings	1,439,651	315,695	1,755,346
Drawings	(1,838,851)	(325,000)	(2,163,851)
Total Equity	**18,823**	**9,305**	**9,518**

-See Accountant's Audit Report and Notes to Financial Statements-

Growth Partners, Inc. d/b/a The Growth Group
Statement of Changes in Financial Position
Twelve Months Ended December 31, 2009

Source of Funds:	
Operations:	
Net Profit	$ 315,695
Total from Operations	$ 315,695
Other Sources: Paid In Capital	0
Total Other Sources	0
Total Source of Funds	$ 315,695
Application of Funds	0
Total Application of Funds	0
Change: Working Capital	$ 315,695

-See Accountant's Audit Report and the Notes to Financial Statements-

Growth Partners, Inc. d/b/a The Growth Group
Statement of Subordinated Debt
Twelve Months Ended December 31, 2009

Subordinated Debt as of January 1, 2009	$ 0
Increases	0
Total Outstanding Debt	0
Decreases (Repayments)	0
Balance as of December 31, 2009	$ 0

-See Accountant's Audit Report and the Notes to Financial Statements-

GROWTH PARTNERS, INC. d/b/a THE GROWTH GROUP

Notes to the Financial Statements

THE COMPANY

Growth Partners, Inc., d/b/a The Growth Group was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, the Firm became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA.

The Firm is primarily engaged in providing consultative merger and acquisition advisement to middle-market companies. Specifically, the Firm provides advisory services to companies seeking to purchase another company, or the Firm provides advisory services to companies seeking to make an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, the Firm will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

The Firm does not, or is not: (1) engaged in the underwriting of securities transactions, (2) conduct any activity with high net-worth individuals, (3) have or maintain customer accounts or funds of any type, and (4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES

The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt of line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of the Firm and is an accurate expression of Shareholders Equity.

Growth Partners, Inc. d/b/a/ The Growth Group
Computation of Net Capital for Brokers and Dealers
December 31, 2009

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

TOTAL CAPITAL	$	9,518
DEDUCTIONS		0
HAIRCUTS ON SECURITIES		0
NET CAPITAL	$	9,518
MINIMUM NET CAPITAL REQUIREMENT		(5,000)
EXCESS NET CAPITAL	$	4,818
AGGREGATE INDEBTEDNESS	$	0

Growth Partners, Inc. d/b/a The Growth Group
Computation of Reserve Requirements
December 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Growth Partners, Inc. d/b/a The Growth Group

Statement Regarding Material Differences

(A reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3: Item j)

"In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the Broker-dealer's (Growth Partners, Inc.) corresponding Unaudited Part II and Part IIA.

As such, no reconciliation is needed or required.

Growth Partners, Inc. d/b/a The Growth Group

Statement Regarding Material Inadequacies

(A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit related to unaudited FOCUS fillings or otherwise: Item n)

"Upon a comprehensive audit of Growth Partners, Inc. d/b/a The Growth Group, no material inadequacies were found to exist in these financial statements, information, accounting system or representations since the date of the last audit in relation to the firm's unaudited FOCUS filings or otherwise."

Growth Partners, Inc. d/b/a The Growth Group
Statement of Possession or Control
Requirements Under Rule 15c3-3
December 31, 2009

Growth partners, Inc. d/b/a The growth Group, being purely a mergers & acquisition firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, and as such, operates under the 15c3-3(k)(2)(1) exemption or equivalent exemption related to the Possession or Control Requirement provision under Rule 15c3-43.

Given the content of the above statement, the Possession and Control Requirements are not subject to the accounting firm's review and audit .

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

11 Penn Plaza 5th Floor
New York, NY 10001
(212) 946-4833
Fax: (212) 946-4736

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
Growth Partners, Inc. d/b/a The Growth Group

Gentlemen:

I have audited the accompanying financial statements of Growth Partners, Inc. d/b/a The Growth Group for the year ended December 31, 2009 and have issued my audit report dated June 18, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richard J. Girasole, CPA



RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

11 Penn Plaza 5th Floor
New York, NY 10001
(212) 946-4833
Fax: (212) 946-4736

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder of:
Growth Partners, Inc. d/b/a/ The Growth Group

In planning and performing our audit of the financial statements of Growth Partners, Inc. d/b/a The Growth Group (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a -13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency, is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

June 18, 2010

